Exhibit 99.(a)(2)

NCI, Inc.

11730 Plaza America Drive

Reston, Virginia 20190-4764

July 17, 2017

Dear Stockholder:

On behalf of the Board of Directors of NCI, Inc. (the “Company”), I am pleased to inform you that on July 2, 2017, the Company entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Cloud Intermediate Holdings, LLC, a Delaware limited liability company (“Parent”), and Cloud Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”). Pursuant to the terms of the Merger Agreement, Purchaser commenced a tender offer on July 17, 2017 (the “Offer”) to purchase all of the outstanding shares of our Class A common stock, par value $0.019 per share (the “Class A Shares”), and our Class B common stock, par value $0.019 per share (the “Class B Shares” and together with the Class A Shares, the “Shares”), at a price per share of $20.00, net to the seller thereof in cash, without interest (such amount, the “Offer Price”), and subject to deduction for any required withholding of taxes. The Offer is initially scheduled to expire at 12:00 a.m. midnight, New York City time, at the end of the day on August 11, 2017, subject to extension in certain circumstances as required or permitted by the Merger Agreement.

Promptly following completion of the Offer, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company, with the Company surviving the Merger as a wholly owned subsidiary of Parent (the “Merger”). At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than Shares (i) owned by the Company, Parent or Purchaser immediately prior to the Effective Time or (ii) by stockholders who have validly exercised their appraisal rights under Delaware law) will be canceled and converted into the right to receive an amount in cash equal to the Offer Price.

After careful consideration, the Board of Directors of the Company (the “NCI Board”) unanimously determined that the Merger Agreement and the transactions contemplated thereby are advisable, fair to, and in the best interests of, the Company and its stockholders and authorized and approved the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger. Accordingly, the NCI Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser in the Offer.

In arriving at its recommendation, the NCI Board carefully considered a number of factors that are described in the enclosed Schedule 14D-9. Also accompanying this letter is a copy of Purchaser’s Offer to Purchase, dated July 17, 2017, and related tender offer materials, including a letter of transmittal for use in tendering your Shares. We urge you to read the enclosed materials carefully.

Sincerely,

Paul A. Dillahay

Chief Executive Officer and President